                                                     RULE NO. 424(b)(3)
                                                     REGISTRATION NO. 333-3808


PROSPECTUS SUPPLEMENT
(To Prospectus dated April 8, 1997)                              March 13, 1998
-------------------------------------------------------------------------------

LOGO                         CYTEC INDUSTRIES INC.
Cytec

                  $100,000,000 6.50% Notes due March 15, 2003
                  $100,000,000 6.75% Notes due March 15, 2008
-------------------------------------------------------------------------------

Interest on the 6.50% Notes due March 15, 2003 (the "6.50% Notes") and the 6.75% Notes due March 15, 2008 (the "6.75% Notes") (collectively, the "Securities") of Cytec Industries Inc. ("Cytec" or the "Company") is payable semiannually in arrears on March 15 and September 15 of each year, commencing September 15, 1998. The Securities are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities being redeemed or (ii) as determined by a Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest on the Securities being redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein) plus
12.5 basis points with respect to the 6.50% Notes and 15 basis points with respect to the 6.75% Notes plus, in each case, accrued interest thereon to the date of redemption. The Securities will not be subject to any sinking fund. The Securities will be unsecured obligations of the Company and will rank equally with all unsecured and unsubordinated indebtedness of the Company. The Securities will be represented by one or more Global Securities (the "Global Securities") registered in the name of the Depository Trust Company (the "Depository") or its nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through records maintained by the Depository and its participants. See "Description of the Securities." Except as described in the Prospectus, Securities in definitive form will not be issued. The 6.50% Notes and the 6.75% Notes are being sold separately and not as units.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      Price to Underwriting Discounts       Proceeds to
                                   Public(/1/)   and Commissions(/2/) Company(/1/)(/3/)
---------------------------------------------------------------------------------------
Per 6.50% Note                         99.898%                  0.60%           99.298%
---------------------------------------------------------------------------------------
Total                              $99,898,000               $600,000       $99,298,000
---------------------------------------------------------------------------------------
Per 6.75% Note                         99.554%                  0.65%           98.904%
---------------------------------------------------------------------------------------
Total                              $99,554,000               $650,000       $98,904,000
---------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from March 18, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $500,000.00.

The Securities are being offered severally by the Underwriters as set forth under "Underwriting" herein. It is expected that the Securities will be delivered in book-entry form only, on or about March 18, 1998, through the book-entry facilities of the Depository, against payment therefor in immediately available funds. The Underwriters include:

SBC WARBURG DILLON READ INC.
                 MERRILL LYNCH & CO.
                                  MORGAN STANLEY DEAN WITTER
                                                           SALOMON SMITH BARNEY

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH ANY OFFERING OF THE SECURITIES, AND MAY BID FOR, AND PURCHASE, THE SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Securities and Exchange Commission maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission including, with respect to the Company, the materials incorporated by reference herein. See "Available Information" in the Prospectus.

                                  THE COMPANY

  Unless indicated otherwise, the term "Company," with respect to periods beginning on or after December 17, 1993, the effective date of the transfer of substantially all of the assets and liabilities of the chemicals business of American Cyanamid Company ("Cyanamid") to the Company (the "Spin-off "), refers collectively to Cytec and its subsidiaries, and with respect to periods prior to the Spin-off, the term refers to the chemicals business of Cyanamid. Cyanamid was acquired by American Home Products Corporation in November 1994.

  The Company is a vertically integrated industrial chemicals company which focuses on value-added specialty products. The Company's products serve a broad group of end users, including the aerospace, plastics, coatings, mining, paper, water treatment and automotive industries. The Company's primary strategic focus is on value-added specialty chemicals and specialty materials, a significant portion of which utilize building block chemicals manufactured by the Company.

  The Company develops, manufactures and markets products in three general product categories: specialty chemicals, specialty materials and building block chemicals. Specialty chemicals include principally water treating, paper and mining chemicals, coatings and resin products and polymer additives. Specialty materials include principally aerospace materials. Building block chemicals include principally acrylonitrile, acrylamide, melamine and methanol. The Company has manufacturing facilities in eight countries and sells its products worldwide. The Company's telephone number is (973) 357-3100.

                              RECENT DEVELOPMENTS

  On September 30, 1997, the Company acquired substantially all of the assets and liabilities of Fiberite, Inc. (collectively with its parent, Fiberite Holdings, Inc., "Fiberite"), a leading worldwide supplier of advanced composite materials for aerospace, industrial and recreational applications, for $344.0 million in cash (the "Fiberite Acquisition"). The assets acquired include all of the businesses of Fiberite, except for its satellite materials business. Annualized sales in 1997 for the acquired businesses were approximately $267.4 million. The Fiberite Acquisition has been accounted for under the purchase method of accounting and the results of operations have been included in the Company's consolidated statement of income from October 1, 1997. The aggregate purchase price was allocated based on estimated fair values at the date of acquisition. The Company's year-end financial statements reflect a preliminary allocation of the purchase price which has resulted in an excess of purchase price over assets acquired of $276.5 million, which will be amortized on a straight-line basis over 40 years. The aggregate purchase price was financed primarily through $200.0 million of borrowings under the Company's 364-day credit facility with a two-year term-out option (the "Fiberite Acquisition Facility") and borrowings under the Company's $200.0 million revolving credit facility (the "Credit Agreement" and collectively with the Fiberite Acquisition Facility, the "Credit Facilities").

  The Company's management regularly reviews the business portfolio of the Company in terms of strategic fit and financial performance and may from time to time dispose of products or product lines and/or acquire additional products or technologies. On February 13, 1998, the Company confirmed that it is in negotiations with Dyno Industrier ASA ("Dyno") to acquire Dyno's amino coating resins business, consisting primarily of Dyno's 50% interest in Dyno-Cytec, one of the Company's unconsolidated associated companies, for a purchase price of approximately $60.0 million. On January 26, 1998, the Company announced that it is exploring all strategic options to enhance the value of its wholly-owned subsidiary Conap, Inc. ("Conap"), including the possible divestiture of Conap. No assurances can be given as to the results of negotiations with Dyno or the assessment of strategic options for Conap.

  On January 26, 1998, Darryl Fry, the Company's Chairman and Chief Executive Officer informed the Board of Directors of his intention to retire as Chairman of the Board at the age of 60 in January 1999 and to relinquish his Chief Executive Officer responsibilities on May 11, 1998, at the time of the Company's annual meeting of stockholders. Accordingly, the Board announced its intent to appoint David Lilley to the additional position of Chief Executive Officer on May 11, 1998. Mr. Lilley has been the President and Chief Operating Officer and a Director of the Company since January 1997.

  In connection with the Fiberite Acquisition and in contemplation of the offering of the Securities, the Company entered into a series of rate lock agreements (the "Rate Lock Agreements") with several banks commencing in September 1997. Pursuant to the Rate Lock Agreements, the Company hedged against the risk of an increase in treasury rates above the rates on the dates it entered into the rate lock agreements on an aggregate of $300.0 million in debt for periods of up to 30 years. The Company has made, or will make, payments aggregating approximately $6.3 million to settle Rate Lock Agreements relating to the Securities offered hereby, which payments will be amortized or recognized over the life of the Securities as an increase in interest expense of the Securities. The Company currently intends to maintain its Rate Lock Agreements on an aggregate of $100.0 million of 30-year debt.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Securities will be used to (i) repay $140.0 million of indebtedness outstanding under the Company's Fiberite Acquisition Facility and (ii) repay approximately $57.7 million of indebtedness outstanding under the Company's Credit Agreement. The indebtedness to be repaid currently bears interest at a weighted average rate equal to one month LIBOR plus 23 basis points, or 5.85%. Substantially all of the indebtedness being refinanced was incurred in September 1997 in connection with the Fiberite Acquisition. Repayments of amounts outstanding under the Company's Credit Agreement will increase the capacity available to the Company under such facility for general corporate purposes, which may include, among other purposes, acquisitions, repurchases of the Company's common stock and contributions to the Company's Voluntary Employee Benefit Association trust accounts to prefund post retirement benefit liabilities.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The selected historical consolidated financial data for the three years ended December 31, 1997 have been derived from the Company's audited consolidated financial statements, which are incorporated by reference into this Prospectus Supplement.

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------------
                                            1997           1996        1995
                                       ----------     ----------  ----------
                                        (IN MILLIONS, EXCEPT PER SHARE
                                        DATA, RATIOS AND PERCENTAGES)
OPERATING RESULTS:
Net sales............................. $  1,290.6     $  1,259.6  $  1,260.1
Gross profit..........................      359.7(1)       361.5       347.9
Selling and technical services,
 administrative and general expenses
 and amortization of acquisition
 intangibles..........................      195.8(2)       186.1       181.6
Research and process development ex-
 penses...............................       44.7(3)        40.2        44.2
Earnings from operations..............      119.2          135.2       122.1
Equity in earnings of associated com-
 panies...............................       12.3           24.8        24.6
Net earnings..........................      113.6(4)       100.1       282.2(5)
Dividends on preferred stock..........        --             --         10.7
Excess of repurchase price over
 related book value of Series A Stock
 and Series B Stock...................        --             --        195.2(6)
Net earnings available to common
 stockholders.........................      113.6          100.1        76.3
Net earnings per common share
  Basic............................... $     2.50     $     2.13  $     1.98
  Diluted.............................       2.39           2.03        1.50
Share base for earnings per share
  Basic...............................       45.5           47.0        38.5
  Diluted.............................       47.6           49.3        54.5
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents............. $      6.4     $     20.4  $     12.0
Total assets..........................    1,614.1        1,261.1     1,293.8
Long-term debt........................      324.0           89.0        66.0
Total stockholders' equity............      387.4          314.4       342.9
OTHER DATA:
Operating margin......................        9.2%(7)       10.7%        9.7%
Ratio of earnings to fixed charges(8)
  Historical..........................        8.9           13.4        19.3
  Pro Forma(9)........................        5.1            --          --
Capital additions..................... $     91.4     $     72.5  $     97.2
Depreciation and amortization.........       78.8           89.0        89.9

-------

(1) Includes restructuring and other charges of $34.6 relating primarily to manufacturing sites located in Fortier, Louisiana; Willow Island, West Virginia; Botlek, The Netherlands; and Linden, New Jersey.
(2) Includes restructuring and other charges of $5.8 relating to sales force, customer service and corporate headquarters restructuring, costs related to the integration of Fiberite and costs for reorganizing the legal entity structure in Europe.
(3) Includes restructuring and other charges of $2.0 related to the reduction of corporate research and development overhead and the write-off of in-process R&D acquired from Fiberite.
(4) Includes a pre-tax gain of $22.3 relating primarily to the divestiture of the acrylic fibers product line in the first quarter of 1997, pre-tax charges of $9.0 for reducing the carrying amount of Conap to net realizable value and expected losses on certain other assets being held for sale and a pre-tax charge of $1.0 for up-front costs to fund the Fiberite Acquisition. Also includes a gain of $24.4 resulting from the reversal of the remaining previously established tax valuation allowance.
(5) Includes $193.0 resulting from the reversal of a previously established tax valuation allowance.
(6) Represents a charge to retained earnings in the fourth quarter of 1995 for the excess of the repurchase price over the related book value upon repurchase of the Series A Stock and Series B Stock.
(7) Includes the effect of restructuring and other charges of $42.4 described in footnotes (1), (2) and (3) above of approximately (3.3%).
(8) For purposes of computing the ratio of earnings to fixed charges (a) earnings consist of earnings before income tax (benefit) expense plus the Company's share of pre-tax equity in earnings of associated companies plus fixed charges less capitalized interest and (b) fixed charges consist of interest on long-term debt plus the portion of rentals deemed representative of an interest factor plus the Company's share of such charges of associated companies.
(9) The pro forma ratio of earnings to fixed charges gives effect to the Company's increased interest expense pursuant to this offering as of the beginning of the period, but does not include any effect of the Fiberite Acquisition prior to the time of its acquisition on September 30, 1997.

                       SUMMARY PRO FORMA FINANCIAL DATA

  The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Fiberite as if the Fiberite Acquisition had occurred on January 1, 1996. The unaudited pro forma information set forth below should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto and the financial statements of Fiberite and the notes thereto, in each case as included or incorporated herein by reference.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                              1997        1996
                                                         ----------- -----------
                                                          (IN MILLIONS, EXCEPT
                                                             PER SHARE DATA)
       Net sales........................................ $   1,491.1 $   1,463.6
       Net earnings available to common stockholders....       111.5        85.2
       Diluted net earnings per common share............        2.34        1.73

  These unaudited pro forma results have been prepared for comparative purposes only and include adjustments related to depreciation expense, amortization expense, interest expense and the related income tax effects of these adjustments. The following table presents a summary of unaudited pro forma adjustments, as noted above, relating to the Fiberite Acquisition and their impact on unaudited pro forma net earnings and accompanying respective earnings per share:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                           1997         1996
                                                       -----------  -----------
                                                        (IN MILLIONS, EXCEPT
                                                           PER SHARE DATA)
       Fiberite earnings (loss) before income tax-
        es(1)........................................  $       2.9  $     (12.9)
       Depreciation and adjustment to align with
        Cytec's useful lives.........................          5.0          5.6
       Goodwill amortization, net of Fiberite histor-
        ical.........................................         (2.6)        (4.4)
       Interest expense, net of Fiberite historical..         (8.7)       (13.3)
                                                       -----------  -----------
       Pro forma impact on earnings before income
        taxes........................................         (3.4)       (25.0)
                                                       -----------  -----------
       Pro forma impact on net earnings available to
        common stockholders..........................         (2.1)       (14.9)
       Diluted net earnings per common share impact..  $     (0.05) $     (0.30)

--------
(1) Included in Fiberite's earnings before taxes for the year ended December 31, 1996, are charges for $9.9 related to stock compensation and for the year ended December 31, 1997, $3.0 of expenses related to an initial public offering and other transactions which were not completed.

  The pro forma information presented above does not purport to be indicative of the results of operations which actually would have resulted had the Fiberite Acquisition occurred on January 1, 1996. In addition, the pro forma information is not intended to be a projection of future results of operation or financial position of the Company for any future period or as of any future date and does not reflect synergies currently expected to result from the integration of Fiberite and the Company.

                                CAPITALIZATION

  The following table sets forth the cash and cash equivalents and consolidated capitalization of the Company as of December 31, 1997 and as adjusted to give effect to the sale by the Company of the Securities offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                   AS OF DECEMBER 31, 1997
                                                  -----------------------------
                                                    ACTUAL        AS ADJUSTED
                                                  ------------  ---------------
                                                    (IN MILLIONS, EXCEPT
                                                  SHARE AND PER SHARE DATA)
Cash and cash equivalents........................ $        6.4    $        6.4
                                                  ============    ============
Long-term debt
  Credit Agreement borrowings(1)................. $      123.0    $       65.3
  Fiberite Acquisition Facility borrowings.......        200.0            60.0
  Other long-term debt...........................          1.0             1.0
  6.50% Notes....................................          --            100.0
  6.75% Notes....................................          --            100.0
                                                  ------------    ------------
    Total long-term obligations.................. $      324.0    $      326.3
                                                  ------------    ------------
Stockholders' Equity
  Preferred stock, 20,000,000 shares authorized,
   issued and outstanding 4,000 shares, Series C,
   $.01 par value, at liquidation value of $25
   per share.....................................          0.1             0.1
  Common stock, $.01 par value per share,
   150,000,000 shares authorized, 48,181,264 is-
   sued in 1997..................................          0.5             0.5
  Additional paid-in capital(1)..................        203.9           203.9
  Retained earnings..............................        331.5           331.5
  Unearned compensation..........................         (3.5)           (3.5)
  Accumulated translation adjustments............         (6.9)           (6.9)
  Treasury stock, at cost, 3,044,589 shares......       (138.2)         (138.2)
                                                  ------------    ------------
    Total stockholders' equity...................        387.4           387.4
                                                  ------------    ------------
      Total capitalization....................... $      711.4    $      713.7
                                                  ============    ============

--------
(1) Subsequent to December 31, 1997, the Company has (i) incurred additional borrowings under the Revolving Credit Facility of $26.0 primarily to fund increased levels of working capital and cash and (ii) sold put options on an aggregate of 200,000 shares of its common stock in exchange for proceeds of approximately $0.5. The put options entitle the holders to sell shares of the Company's common stock to the Company on certain dates at specified prices. If the maximum potential repurchase obligation of $10.1 were reflected on the balance sheet above, additional paid-in capital and total stockholders' equity would each be reduced by $10.1 and a temporary equity account would be established in the amount of $10.1.

                         DESCRIPTION OF THE SECURITIES

GENERAL

  The following description of the particular terms of the Securities offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus.

  The Securities will be issued under an indenture dated as of March 15, 1998 between the Company and PNC Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 of the Company's registration statement on Form S-3 (No. 333-3808). The Securities will bear interest from March 18, 1998, at the rates of interest stated on the cover page hereof. Interest on the 6.50% Notes and the 6.75% Notes will be payable semiannually on March 15 and September 15, commencing September 15, 1998, to the persons in whose names they are registered at the close of business on the March 1 or September 1 preceding such March 15 or September 15. The 6.50% Notes will mature on March 15, 2003 and the 6.75% Notes will mature on March 15, 2008.

OPTIONAL REDEMPTION

  The Securities will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Securities or (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 12.5 basis points with respect to the 6.50% Notes and 15 basis points with respect to the 6.75% Notes plus, in each case, accrued interest thereon to the date of redemption.

  "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) if the Trustee obtains four or more Reference Treasury Dealer Quotations for such redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains three or less such Reference Treasury Dealer Quotations, the average of all such Quotations.

  "Quotation Agent" means the Reference Treasury Dealer appointed by the Company.

  "Reference Treasury Dealer" means (i) SBC Warburg Dillon Read Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Company.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Securities to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Securities or portions thereof called for redemption.

  In the event of redemption of less than all of the 6.50% Notes or the 6.75% Notes, selection of the 6.50% Notes or the 6.75% Notes for redemption, respectively, will be made by the Trustee (in multiples of $1,000) by lot or by such other method as the Trustee shall consider fair and appropriate. If any Security is to be redeemed in part only, the notice of redemption relating to such Security shall state the portion of the principal amount thereof to be redeemed. A new Security in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Security.

EVENT OF DEFAULTS

  In addition to the Events of Default described in the Prospectus, an Event of Default with respect to the securities is defined in the Indenture as certain events of default resulting in the acceleration of the maturity of the related indebtedness for borrowed money aggregating in excess of $50,000,000 under any mortgages, indentures (including the Indenture) or instruments under which the Company may have issued, or by which there may have been secured or evidenced any other indebtedness for borrowed money.

SINKING FUND

  The Securities will not be subject to any sinking fund.

BOOK-ENTRY, DELIVERY AND FORM

  The 6.50% Notes and the 6.75% Notes will be issued in the form of one or more fully registered Global Securities which will be deposited with, or on behalf of, the Depository and registered in the name of the Depository's nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through records maintained by the Depository and its participants.

  The Depository has advised as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "participants") and to facilitate the clearance and settlement of securities transactions in such securities between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own securities held by the Depository only through participants or indirect participants.

                                 UNDERWRITING

  The names of the Underwriters of the Securities, and the principal amount thereof which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement between the Company and the Underwriters dated March 13, 1998 (the "Underwriting Agreement"), are as follows:

                                                    PRINCIPAL      PRINCIPAL
                                                      AMOUNT         AMOUNT
          UNDERWRITER                             OF 6.50% NOTES OF 6.75% NOTES
          -----------                             -------------- --------------
      SBC Warburg Dillon Read Inc................  $ 23,500,000   $ 23,500,000
      Merrill Lynch, Pierce, Fenner & Smith
       Incorporated..............................    23,500,000     23,500,000
      Morgan Stanley & Co. Incorporated..........    23,500,000     23,500,000
      Salomon Brothers Inc.......................    23,500,000     23,500,000
      Credit Lyonnais Securities (USA) Inc.......     3,000,000      3,000,000
      First Union Capital Markets, Division of
       Wheat First Securities Inc. ..............     3,000,000      3,000,000
                                                   ------------   ------------
          Total..................................  $100,000,000   $100,000,000
                                                   ============   ============

  SBC Warburg Dillon Read Inc. is the lead manager. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc are co-managers.

  If any Securities are purchased by the Underwriters, all Securities will be so purchased. The Underwriting Agreement contains provisions whereby, if any Underwriter defaults in an obligation to purchase Securities and if the aggregate obligations of all Underwriters so defaulting do not exceed $20.0 million principal amount of Securities, the remaining Underwriters, or some of them, must assume such obligations.

  The 6.50% Notes and the 6.75% Notes are being initially offered severally by the Underwriters for sale directly to the public at the price set forth on the cover thereof under "Price to Public" and to certain dealers at such price less a concession not in excess of .35% and .40%, respectively, of the aggregate principal amount. The Underwriters may allow, and dealers may reallow, a concession not exceeding .25% and .25%, respectively, of the aggregate principal amount on sales to certain other dealers. The offering of Securities is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Securities. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

  In connection with the offering of the Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, the Underwriters may over-allot any such offering, creating a short position for the account of one or more Underwriters. In addition, the Underwriters may bid for, and purchase, the Securities in the open market to cover short positions or to stabilize the price of the Securities. Any of these activities may stabilize or maintain the market price of the Securities above independent market levels. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing Securities in the offering if the syndicate repurchases previously distributed Securities in syndicate covering transactions, stabilizing transactions or otherwise. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Mr. William P. Powell, a director of the Company, is a Managing Director of SBC Warburg Dillon Read Inc. SBC Warburg Dillon Read Inc. has provided from time to time investment banking services to the Company, for which it has received customary fees and commissions.

                                 LEGAL MATTERS

  The validity of the Securities offered hereby will be passed on for the Company by Cravath, Swaine & Moore, New York, New York and for the Underwriters by Shearman & Sterling, New York, New York. Shearman & Sterling has acted and may hereafter act as counsel to the Company.

                                    EXPERTS

  The consolidated financial statements and consolidated financial statement schedules of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference in this Prospectus Supplement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in this Prospectus Supplement, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Fiberite Holdings, Inc. as of December 31, 1996, and for the year ended December 31, 1996 appearing in the Company's Current Report on Form 8-K dated September 30, 1997, incorporated by reference in this Prospectus Supplement and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in the report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports.

PROSPECTUS

[CYTEC LOGO]
                             CYTEC INDUSTRIES INC.

                                 $300,000,000

                                DEBT SECURITIES

  Cytec Industries Inc., a Delaware corporation ("Cytec"), may offer from time to time, in one or more series, up to $300,000,000 aggregate principal amount of unsecured and unsubordinated debt securities (the "Debt Securities") that will rank pari passu with Cytec's other outstanding unsecured and unsubordinated indebtedness. When a particular series of Debt Securities is offered, a supplement to this Prospectus (the "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the specific terms of the Debt Securities, including the designation and principal amount offered; the rate (or method of calculation) and time of payment of interest, if any; the authorized denominations; the maturity or maturities; the terms for a sinking, purchase or analogous fund, if any; the terms for redemption or early repayment, if any; the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable; the purchase price and other terms of the offering; and any listing on a securities exchange.

                              ------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------

  The Debt Securities may be sold (i) through underwriting syndicates represented by managing underwriters or through one or more underwriters without a syndicate; (ii) through agents or dealers designated from time to time; or (iii) directly by Cytec. See "Plan of Distribution". The names of any such underwriters, agents or dealers involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to Cytec from such sale will also be set forth in the Prospectus Supplement.

  This Prospectus may not be used to consummate any sale of Debt Securities unless accompanied by a Prospectus Supplement.

                 THE DATE OF THIS PROSPECTUS IS APRIL 8, 1997.

                             AVAILABLE INFORMATION

  Cytec is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information concerning Cytec and the Registration Statement (as defined below) can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 (Room 1024) or at its Regional Offices located at 500 West Madison Street, Chicago, Illinois 60661 (Suite 1400) and 7 World Trade Center, New York, New York 10048 (13th Floor). Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. In addition, reports, proxy materials and other information concerning Cytec may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's common stock is listed.

  Cytec has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to Cytec and the Debt Securities, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are necessarily summaries of such contract, agreement or other document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved and each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Cytec hereby incorporates by reference into the Registration Statement, of which this Prospectus is a part, Cytec's Annual Report on Form 10-K for the year ended December 31, 1996 previously filed with the Commission pursuant to the Exchange Act which shall be deemed to be part hereof.

  In addition, all reports and other documents filed by Cytec pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of any Debt Securities shall be deemed to be incorporated by reference in, and to be a part of, this Prospectus from the date of filing of such reports and documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Cytec hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Cytec Industries Inc., Investor Relations, Five Garret Mountain Plaza, West Paterson, New Jersey 07424, telephone number (201) 357-3100.

                                  THE COMPANY

  Unless indicated otherwise, the term "Company", with respect to periods beginning on or after December 17, 1993, the effective date of the transfer of substantially all of the assets and liabilities of the chemicals business of American Cyanamid Company ("Cyanamid") to the Company (the "Spin-off"), refers collectively to Cytec and its subsidiaries, and with respect to periods prior to the Spin-off, the term refers to the chemicals business of Cyanamid. Cyanamid was acquired by American Home Products Corporation in November 1994.

  The Company is a vertically integrated industrial chemicals company which focuses on value-added specialty products. The Company's products serve a broad group of end users, including the water treatment, paper, mining, coatings, plastics, aerospace and automotive industries. The Company's primary strategic focus is on value-added specialty chemicals and specialty materials, a significant portion of which utilize building block chemicals manufactured by the Company.

  The Company develops, manufactures and markets products in three general product categories: specialty chemicals, specialty materials and building block chemicals. Specialty chemicals include water treating, paper and mining chemicals, coatings and resin products and polymer additives. Specialty materials include aerospace adhesives and advanced composites. Building block chemicals include acrylonitrile, acrylamide, melamine and methanol. The Company has manufacturing facilities in six countries and sells its products worldwide.

  Cytec was incorporated under the laws of Delaware in 1993. Cytec's executive offices are located at Five Garret Mountain Plaza, West Paterson, New Jersey 07424, telephone number (201) 357-3100.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for the Company is set forth below for the periods indicated.

                              YEARS ENDED DECEMBER 31,
            ------------------------------------------------------------------------------------------
            1996           1995                   1994                   1993                     1992
            ----           ----                   ----                   ----                     ----
            13.4           19.3                   15.2                    --(1)                   4.3

--------
(1) Earnings were insufficient to cover fixed charges for the year ended December 31, 1993 by $154.4 million.

  For purposes of computing the ratio of earnings to fixed charges (a) earnings consist of earnings (loss) before income tax (benefit) expense and cumulative effect of accounting changes plus the Company's share of pre-tax equity in earnings of associated companies plus fixed charges less capitalized interest and (b) fixed charges consist of interest on long-term debt plus the portion of rentals representative of an interest factor plus the Company's share of such charges of associated companies.

                                USE OF PROCEEDS

  Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include acquisitions, repayment of indebtedness and other liabilities, share repurchases, additions to working capital and capital expenditures.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

  The Debt Securities will be issued under an Indenture (the "Indenture"), between the Company and PNC Bank, National Association, as Trustee (the "Trustee"). A copy of the form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of capitalized terms used below and not defined in this Prospectus.

GENERAL

  The Debt Securities may be issued in one or more series as may be authorized from time to time by the Company. Reference is made to the applicable Prospectus Supplement for a description of the following terms of the Debt Securities of the series with respect to which such Prospectus Supplement is being delivered: (a) the title of the Debt Securities of the series; (b) any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture; (c) the date or dates on which the principal and premium, if any, with respect to the Debt Securities of the series are payable; (d) the rate or rates (which may be fixed or variable) at which the Debt Securities of the series will bear interest, if any, or the method of determining such rate or rates, the date or dates from which such interest will accrue, the interest payment dates on which such interest will be payable, or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable, the person to whom any interest on any Debt Security of the series will be payable, if other than the person in whose name such Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the record date for such interest, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months; (e) the place or places, if any, in addition to or instead of the corporate trust office of the Trustee, where the principal, premium, if any, and interest, if any, with respect to the Debt Securities of the series will be payable and where the Debt Securities of the series may be surrendered for registration of transfer or exchange; (f) the price or prices at which, the period or periods within which and the terms and conditions upon which the Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company or otherwise; (g) the obligation, if any, of the Company to redeem, purchase or repay the Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which and the period or periods within which and the terms and conditions upon which the Debt Securities of the series will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations; (h) if other than denominations of $1,000 or any integral multiple thereof, the denominations in which the Debt Securities of the series will be issuable; (i) if the amount of principal, premium, if any, or interest, if any, with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (j) if the principal amount payable at the stated maturity of the Debt Securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof that will be due and payable upon any maturity other than the stated maturity or that will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (k) any changes or additions to the provisions of the Indenture dealing with defeasance, including the addition of additional covenants that may be subject to the Company's covenant defeasance option; (l) if other than such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, the coin or currency or currencies or unit or units of two or more currencies in which payment of the principal, premium, if any, and interest, if any, with respect to the Debt Securities of the series will be payable, and the manner of determining the equivalent thereof in the currency of the United States of America; (m) if the principal, premium, if any, and interest, if any, with respect to the Debt Securities of the series are to be payable, at the election of the Company or a holder therof, in coin or currency or currencies or unit or units of two or more currencies, other than that or those in which the Debt Securities are stated to be payable, the coin or currency or currencies or unit or units of two or more currencies in which payment of the principal, premium, if any, and interest, if any, with respect to the Debt Securities of such series as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election may be made; (n) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities of the series that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (o) the terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, monies, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act of 1939, as amended, are applicable and whether any corresponding changes will be made to provisions of the Indenture as then in effect; (p) any addition to or change in the Events of Default with respect to the Debt Securities of the series and any change in the right of the Trustee or the holders to declare the principal, premium, if any, and interest, if any, with respect to such Debt Securities due and payable; (q) if the Debt Securities of the series will be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which such Global Security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form if other than as provided for in the Indenture, the depositary for such Global Security and the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to in the Indenture;
(r) the Trustee and any authenticating or paying agents, transfer agents or registrars; (s) the applicability of, and any addition to or change in, the covenants and definitions then set forth in the Indenture or in the terms then set forth in the Indenture relating to permitted consolidations, mergers or sales of assets; (t) the terms, if any, of any guarantee of the payment of principal, premium, if any, and interest, if any, with respect to the Debt Securities of the series and any corresponding changes to the provisions of the Indenture as then in effect; (u) with regard to the Debt Securities of the series that do not bear interest, the dates for delivery of lists of holders to the Trustee; and (v) any other terms of the Debt Securities of the series (which terms are not expressly prohibited by the provisions of the Indenture).

  The Prospectus Supplement will also describe any material United States Federal income tax consequences or other special considerations applicable to the series of Debt Securities to which such Prospectus Supplement relates, including those applicable to (a) Debt Securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies or commodities), (b) Debt Securities with respect to which principal, premium or interest is payable in a foreign or composite currency,
(c) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates and (d) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

RANKING

  The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank pari passu with the Company's other outstanding unsecured and unsubordinated indebtedness.

CERTAIN COVENANTS

  Set forth below are certain covenants contained in the Indenture:

 Limitation on Liens

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, incur, issue, assume or guarantee any Debt secured by a Lien on any Principal Property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without effectively providing that the Debt Securities (together with, if the Company will so determine, any other Debt of the Company or such

Restricted Subsidiary then existing or thereafter created which is not subordinate to the Debt Securities) will be secured equally and ratably with (or prior to) such secured Debt, so long as such secured Debt will be so secured; provided, however, that this covenant will not apply to Debt convertible into shares of Capital Stock of a Restricted Subsidiary (to the extent that such Debt is secured by such Capital Stock) or Debt secured by:
(1) Liens on property or shares of stock existing as of the date of the Indenture; (2) Liens securing only the Debt Securities; (3) Liens on property of, or on any shares of stock of any person, which Liens are existing at the time (i) such property becomes a Principal Property or (ii) (A) such person becomes a Restricted Subsidiary, (B) such person is merged into or consolidated with the Company or any subsidiary of the Company or (C) another subsidiary of the Company merges into or consolidates with such person (in a transaction in which such person becomes a Restricted Subsidiary) and which Liens were not incurred in anticipation of such transaction and were outstanding prior to such transaction; (4) Liens in favor of the Company or any Restricted Subsidiary; (5) Liens in favor of any governmental body to secure progress, advance or other payments pursuant to any contract or provision of any statute; (6) Liens on property or shares of stock existing at the time of acquisition thereof (including acquisition through merger or consolidation); (7) Liens on property or shares of stock to secure the payment of all or any part of the purchase price or construction cost thereof, or to secure any Debt incurred prior to, at the time of or within 180 days after the acquisition of such property or shares of stock, the completion of any such construction or the commencement of full operation, for the purpose of financing all or any part of the purchase price or construction cost thereof, provided that such Liens will be limited to all or a part of such property or shares of stock (plus improvements on such property); (8) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (1) to
(7), inclusive, provided that such extension, renewal or replacement Lien will be limited to all or a part of the same property or shares of stock that secured the Lien extended, renewed or replaced (plus improvements on such property); and (9) Liens securing Debt the aggregate principal amount of which Debt, when added to (A) the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale/Leaseback Transactions existing at such time which would not otherwise be permitted under the covenant described under "--Limitation on Sale/Leaseback Transactions" below but for the second paragraph thereof and (B) the aggregate outstanding principal amount of all other Debt of the Company and its Restricted Subsidiaries secured by Liens on any Principal Property or on any shares of stock of any Restricted Subsidiary which Debt would not otherwise be permitted under this covenant but for this clause (9), does not exceed 10% of Consolidated Net Tangible Assets.

 Limitation on Sale/Leaseback Transactions

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into a Sale/Leaseback Transaction with respect to any Principal Property unless: (1) the lease has a term of three years or less; (2) the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; (3) the Company or a Restricted Subsidiary under any of clauses (1) through (8) of the covenant described under "-- Limitation on Liens" above could create a Lien on the property to secure Debt at least equal in amount to the Attributable Debt for the lease; or (4) the Company or a Restricted Subsidiary within 180 days of the effective date of the lease retires Long-Term Debt of the Company (other than Debt subordinate to the Debt Securities) or a Restricted Subsidiary at least equal in amount to the Attributable Debt for the lease. A Debt is retired when it is paid, cancelled or defeased.

  Notwithstanding the provisions of the foregoing paragraph, the Company or any Restricted Subsidiary may enter into any Sale/Leaseback Transaction (which would otherwise be subject to the foregoing restrictions) if the amount of the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale/Leaseback Transaction, when added to (i) the aggregate outstanding principal amount of all Debt of the Company and its Restricted Subsidiaries secured by Liens on Principal Property or on any shares of stock of any Restricted Subsidiary which Debt would not otherwise be permitted under the covenant described under "--Limitation on Liens" above but for clause (9) thereof and (ii) the aggregate amount of all other Attributable Debt in respect of Sale/Leaseback Transactions existing at such time which would not otherwise be permitted under this covenant but for this paragraph, does not at the time exceed 10% of Consolidated Net Tangible Assets.

  Except for the covenants described above, the Indenture does not contain any covenants or provisions that may afford holders of the Debt Securities protection in the event of a highly leveraged transaction.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person, unless:
(i) the resulting, surviving or transferee person (if not the Company) is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Debt Securities; (ii) immediately after giving effect to such transaction, no Default has occurred and is continuing; and (iii) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the Company or any other predecessor to such resulting, surviving or transferee person will be relieved of all obligations and covenants under the Indenture and the Debt Securities.

EVENTS OF DEFAULT

  An Event of Default with respect to Debt Securities of any series is defined in the Indenture as (i) a default in any payment of interest, if any, on any Debt Securities of such series when due and payable, continued for 30 days,
(ii) a default in the payment of principal of or premium, if any, on any Debt Securities of such series when due and payable at the stated maturity or upon redemption, declaration, required repurchase or otherwise, (iii) a default in any payment in respect of a sinking, purchase or analogous fund, if any, with respect to any Debt Securities of such series when the same becomes due and payble, (iv) the failure by the Company to comply for 60 days after notice with any covenants or agreements on the part of the Company contained in the Debt Securities of such series or in the Indenture with respect to the Debt Securities of such series, (v) certain events of bankruptcy, insolvency or reorganization of the Company (the "bankruptcy provisions") or (vi) any other Event of Default provided with respect to Debt Securities of such series. However, a Default under clause (iv) with respect to Debt Securities of a series will not constitute an Event of Default with respect to Debt Securities of such series until the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of such series notify the Company of the Default, and the Company does not cure such Default within the time specified after receipt of such notice. Any Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

  If an Event of Default (other than an Event of Default relating to the bankruptcy provisions) with respect to Debt Securities of any series occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series may declare the principal of (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) and accrued but unpaid interest on all the Debt Securities of such series to be due and payable. Upon such a declaration, such principal and interest with respect to such series will be due and payable immediately. If an Event of Default relating to the bankruptcy provisions with respect to Debt Securities of any series occurs, the principal of (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) and accrued but unpaid interest on all the Debt Securities of such series will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Debt Securities of such series. Under certain circumstances, the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind any such acceleration with respect to the Debt Securities of such series and its consequences.

  If an Event of Default with respect to Debt Securities of any series occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of and accrued but unpaid interest on the Debt Securities of such series or to enforce the performance of any provision of the Debt Securities of such series or of the Indenture with respect to such series. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Debt Security of such series or that would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action under the Indenture, the Trustee is entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. Except to enforce the right to receive payment of principal of and premium, if any, and interest, if any, on the Debt Securities held by such holder, no holder of a Debt Security of any series may pursue any remedy with respect to the Indenture or the Debt Securities of such series unless (i) such holder has previously given the Trustee notice that an Event of Default with respect to the Debt Securities of such series is continuing, (ii) holders of at least 25% in principal amount of the outstanding Debt Securities of such series have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within such 60-day period.

  The Indenture provides that if a Default with respect to Debt Securities of any series occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of Debt Securities of such series notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or premium, if any, or interest, if any, on any Debt Security of any series, the Trustee may withhold such notice if and so long as a committee of officers of the Trustee in good faith determines that withholding notice is in the interest of the holders of the Debt Securities of such series; provided, that in the case of any Default of the character specified in clause (iv) of the first paragraph under the heading "--Events of Default" with respect to Debt Securities of such series, no such notice to holders will be given until at least 30 days after the occurrence therof.

AMENDMENTS AND WAIVERS

  Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Debt Securities of any series then outstanding, and any existing Default with respect to Debt Securities of any series and its consequences may be waived with the consent of the holders of a majority in principal amount of the Debt Securities of such series then outstanding. However, without the consent of each holder of an outstanding Debt Security of any series, no amendment may, among other things, (i) reduce the amount of Debt Securities of such series whose holders must consent to an amendment or to a waiver of any Default under the Indenture and its consequences as provided therein, (ii) reduce the rate of or extend the time for payment of interest on any Debt Security of such series, (iii) reduce the principal of any Debt Security of such series or extend the maturity of any Debt Security of such series, (iv) reduce the premium payable upon the redemption of any Debt Security of such series or change the time at which any Debt Security of such series may or will be redeemed; (v) impair the right to institute suit for the enforcement of any payment of principal of or premium, if any, or interest, if any, on any Debt Security of such series after the stated maturity thereof (or, in the case of redemption, on or after the redemption date); or (vi) make any Debt Security of such series payable in money other than that stated in such Debt Security.

  Without the consent of any holder of Debt Securities, the Company and the Trustee may amend the Indenture or the Debt Securities of any series to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor of the obligations of the Company under the Indenture, to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities (provided that the uncertificated Debt Securities are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended (the "Code"), or in a manner such that the uncertificated Debt Securities are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Debt Securities of such series, to secure the Debt Securities of such series, to add to the covenants of the Company for the benefit of the holders of the Debt Securities of such series or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of Debt Securities of such series, to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, or to evidence and provide for the acceptance of appointment under the Indenture by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as will be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee.

  The consent of the holders of the Debt Securities of any series is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

BOOK-ENTRY SYSTEM

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities held in book-entry form. A "Global Security" is a Debt Security that represents, and is denominated in an amount equal to the aggregate principal amount of, all the outstanding Debt Securities of a series or any portion thereof, in either case having the same terms, including, without limitation, the same original issue date, date or dates on which principal is due and interest rate or method of determining interest. The Global Security or Securities, if any, will be deposited with, or on behalf of, a depositary (the "Depositary"), which will be identified in the applicable Prospectus Supplement. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee of the Depositary to a successor Depositary or any nominee of such successor Depositary.

  The specific terms of the depositary arrangement with respect to any series of Debt Securities will be described in the Prospectus Supplement relating to such series of Debt Securities. The Company anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Security, the Depositary or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the Debt Securities represented by such Global Security purchased by such persons. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  Payment of principal, premium, if any, and interest, if any, with respect to Debt Securities represented by any Global Security will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and the sole holder of the Debt Securities represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any Registrar, the Paying Agent or any agent of the Company or the Trustee will have any responsibility or liability for (a) any aspect of the records relating to or payments made by the Depositary, its nominee or any of its participants on account of beneficial interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests,
(b) the payment to the owners of beneficial interests in the Global Security of amounts paid to the Depositary or its nominee or (c) any other matter relating to the actions and practices of the Depositary, its nominee or its participants. None of the

Company, the Trustee, any Registrar, the Paying Agent or any agent of the Company or the Trustee will be liable for any delay by the Depositary, its nominee or any of its participants in identifying the owners of beneficial interests in the Global Security, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Depositary or its nominee for all purposes.

  The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, with respect to any Global Security, will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

  If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary, the Company will appoint a successor depositary. If a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine no longer to have Debt Securities of a series represented by a Global Security and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. Furthermore, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

DEFEASANCE

  Subject to the conditions described below, the Company at any time may terminate with respect to Debt Securities of any series all its obligations under the Debt Securities of such series and under the Indenture with respect to Debt Securities of such series ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of Debt Securities of such series, to replace mutilated, destroyed, lost or stolen Debt Securities of such series and to maintain a registrar and paying agent in respect of Debt Securities of such series, or the Company at any time may terminate with respect to Debt Securities of any series its obligations with respect to Debt Securities of such series under the covenants described under "--Certain Covenants" above ("covenant defeasance").

  The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option with respect to Debt Securities of any series, payment of the Debt Securities of such series may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to Debt Securities of any series, payment of the Debt Securities of such series may not be accelerated because of an Event of Default specified in clause (iv) in the first paragraph under "--Events of Default" above (to the extent it relates to a covenant described under "--Certain Covenants" above) with respect to Debt Securities of such series.

  In order to exercise either defeasance option with respect to a series of Debt Securities, the Company must irrevocably deposit in trust with the Trustee money or U.S. Government Obligations sufficient to pay and discharge the principal of and premium, if any, and interest, if any, on the Debt Securities of such series to maturity or redemption, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an Opinion of Counsel to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

THE TRUSTEE

  The Company may appoint a separate Trustee for any series of Debt Securities. As used herein in the description of a series of Debt Securities, the term "Trustee" refers to the Trustee appointed with respect to such series of Debt Securities.

  The Company may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own Debt Securities.

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

  "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as of the date of determination, the lesser of (i) the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended) or (ii) the present value of the total obligations of the lessee for rental payments from the date of determination until the first possible termination date of the lease included in such Sale/Leaseback Transaction, plus the present value of the termination payment then due, if any. For purposes of this definition, (x) the present value of the total obligations of the lessee for rental payments and for any termination payment will be discounted at a rate of 100 basis points above the yield to maturity (as of the date of determination) on 10-year United States Treasury securities and (y) rental payments will not include (A) amounts due for maintenance, repairs, utilities, insurance, taxes, assessments and similar charges or (B) contingent rent, such as that based on sales.

  "Consolidated Net Tangible Assets" means total assets (net of applicable reserves) as determined in accordance with GAAP, less (i) total current liabilities, except for (A) notes and loans payable, (B) current maturities of Long-Term Debt and (C) current maturities of obligations under capital leases, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as reflected in the Company's most recent consolidated balance sheet preceding the date of a determination.

  "Debt" means any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

  "GAAP" means generally accepted accounting principles in the United States as in effect and applied by the Company from time to time.

  "Lien" means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

  "Long-Term Debt" means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee's consent to a date more than 12 months after the date the Debt was created.

  "Principal Property" means any manufacturing plant or facility (together with the land upon which it is erected and fixtures comprising a part thereof) located in the United States of America (excluding territories and possessions) now owned or hereafter acquired by the Company or any Restricted Subsidiary the net book value of which, as of the date of determination, exceeds 1.5% of Consolidated Net Tangible Assets, except any such plant or facility which is a pollution control or other facility financed by obligations issued by a state or local governmental unit and described in Sections 141(a), 142(a)(5), 142(a)(6), 142(a)(10) or 144(a) of the Internal
Revenue Code of 1986, as amended, or any successor provision thereof, or which in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its subsidiaries as a whole. The net book value of any manufacturing plant or facility shall mean the gross cost of the assets of such plant or facility less the accumulated depreciation with respect to such assets, calculated in accordance with GAAP and in the case of composite depreciation allocated in accordance with the Company's accounting policies.

  "Restricted Subsidiary" means (i) any subsidiary of the Company which has substantially all of its assets located in the United States of America (excluding territories and possessions) and which owns a Principal Property and (ii) any subsidiary of the Company which owns stock or indebtedness of a Restricted Subsidiary; provided, however, that the term "Restricted Subsidiary" will not mean any subsidiary of the Company (x) engaged primarily in financing receivables, making loans, extending credit or other activities of a character conducted by a finance company or (y) which conducts substantially all of its business outside the United States of America (excluding its territories or possessions) or the principal assets of which are stock or indebtedness of corporations which conduct substantially all of their business outside the United States of America (excluding territories and possessions).

  "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a subsidiary of the Company transfers such property to a person and the Company or a subsidiary of the Company leases it from such person.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities through underwriters, dealers or agents or directly to one or more purchasers. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement with respect to each series of Debt Securities will set forth the terms of the offering of the Debt Securities of such series, including the name or names of any underwriters, the purchase price and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Debt Securities of such series may be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, which may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or through one or more underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If dealers are utilized in the sale of any Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealers, as principals. The dealers may then resell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of any such sales will be set forth in the Prospectus Supplement relating thereto.

  Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

  Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Debt Securities will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York, and for any underwriters or agents, if any, by a firm named in the Prospectus Supplement relating to a particular issue of Debt Securities.

                                    EXPERTS

  The consolidated financial statements and consolidated financial statement schedules of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference in this Prospectus in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in this Prospectus, and upon the authority of said firm as experts in accounting and auditing.

No dealer, salesperson or other person has been authorized in connection with any offering made hereby to give any information or to make any representation other than those in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlaw-ful. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder shall under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to the date hereof.

                               TABLE OF CONTENTS
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
                                                                            PAGE
                                                                            ----
                           PROSPECTUS SUPPLEMENT
Available Information......................................................  S-2
The Company................................................................  S-3
Recent Developments........................................................  S-3
Use of Proceeds............................................................  S-4
Selected Historical Consolidated Financial Data............................  S-5
Summary Pro Forma Financial Data...........................................  S-6
Capitalization.............................................................  S-7
Description of the Securities..............................................  S-8
Underwriting...............................................................  S-9
Legal Matters.............................................................. S-10
Experts.................................................................... S-10
                                PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Ratio of Earnings to Fixed Charges.........................................    3
Use of Proceeds............................................................    3
Description of Debt Securities.............................................    4
Plan of Distribution.......................................................   12
Legal Matters..............................................................   13
Experts....................................................................   13

                             PROSPECTUS SUPPLEMENT
                      (To Prospectus dated April 8, 1997)

                                 $200,000,000

                             CYTEC INDUSTRIES INC.

                  $100,000,000 6.50% Notes due March 15, 2003

                  $100,000,000 6.75% Notes due March 15, 2008

                                March 13, 1998

                         SBC WARBURG DILLON READ INC.
                              MERRILL LYNCH & CO.
                          MORGAN STANLEY DEAN WITTER
                             SALOMON SMITH BARNEY